February 11, 2025

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

        Re: Netcapital Inc.
            Form 10-K for Fiscal Year Ended April 30, 2024
            Response dated January 23, 2025
            File No. 001-41443
Dear Coreen Kraysler:

       We have reviewed your January 23, 2025 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 21, 2024 letter.

Form 10-K for Fiscal Year Ended April 30, 2024
General

1. We note that most of your responses to our prior comments were based on calculations and other information made as of July 31, 2024. Given the passage of
       time, please update all such information as of December 31, 2024, or the most recently available fiscal quarter end.
2. Regarding the Company's response to prior comment 2, please address the following:
           Provide, on a consolidated basis, an analysis of the Company's
income     whether
          realized or unrealized     by amount and type, and specifically
identifying any
          income deriving from assets that the Company believes are securities.
           The Company's response describing the "Activities of Officers and Directors" did not address how the Company, on a consolidated basis, manages the various securities held by the Company and its consolidated subsidiaries (totaling, as of
 February 11, 2025
Page 2

          July 31, 2024, over $25 million). Accordingly, please revise with sufficient details about the activities and time spent by the Company's directors, officers, or employees, as applicable, on a consolidated basis, with respect to such securities holdings.
3. Regarding the Company's response to prior comment 3, please address the following:
           We do not agree with the Company's statement that Rule 2a-5 has any bearing on the Company's ability to use of future cash flows and operational metrics in determining fair value.
           We note the Company's statement "we recognize the $66M valuation of the funding portal may not reflect the price certain parties might pay today." Please provide additional analysis about how this statement is consistent with the requirement in the Investment Company Act of 1940, as amended ("1940 Act") to determine "value" as of the applicable date of measurement. We also note that the fair value the Company ascribes to the Funding Portal is 43x the total assets of the
          Funding Portal (subject to comment 4, below).
4. Refer to the chart that you provided in response to prior comment 3. We note that, in a change from prior correspondence, the Funding Portal lists the "Value of IP from technology license agreement" in the denominator of its Section
3(a)(1)(C)
       analysis. Please provide: (i) specific facts and details regarding the licensing agreement and underlying intellectual property, including counterparties involved, information about any associated revenue streams and whether the intellectual property involved is internally-generated or acquired; (ii) analysis of the legal basis for including the value of such intellectual property in the Company's analysis under
       Section 3(a) of the 1940 Act; and (iii) further details about how the Company determined the value of such intellectual property. Please also advise as to whether such intellectual property is reflected on the Company's current financial statements and, if not, the basis for any such omission.
       Please contact Bonnie Baynes at 202-551-4924 or Rolf Sundwall at 202-551-3105 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets